Kathleen M. Macpeak

+1.202.373.6149

kathleen.macpeak@morganlewis.com

September 18, 2020

Elisabeth Bentzinger

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Nuveen Municipal Income Fund, Inc. (the “Fund”)

File Nos. 333-237289 and 811-05488

Dear Ms. Bentzinger:

The purpose of this letter is to respond to comments relating to the Fund’s initial registration statement on Form N-2, which was filed on March 19, 2020 for the purpose of registering additional common shares of the Fund. The following summarizes your comments and the Fund’s responses. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Prospectus or Form N-2.

SAI – Investment Restrictions

1.

Comment: In the newly-added paragraph on page 2 of the SAI, please disclose the Fund’s policy not to leverage its capital structure by issuing senior securities such as preferred shares or debt instruments.

Response: The Fund represents that this policy is disclosed as item (1) under “Investment Restrictions.”

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If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Macpeak

Kathleen M. Macpeak

cc:	Gifford Zimmerman

Mark Winget

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001